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                                                             Exhibit 99.27(4)(e)

CHANGE OF INSURED EMPLOYEE BENEFIT RIDER

This extra benefit Rider is attached to and made a part of this Policy.

CHANGE OF INSURED EMPLOYEE
On any premium due date during the continuance of this Policy and this rider, an Insured Employee may be substituted on this Policy for the life of a new Insured Employee provided:

1.   We are:

     (a) Furnished evidence of insurability for the new Insured Employee satisfactory to Us;

     (b) Furnished evidence that the Owner has an insurable interest in the life of the new Insured Employee;

     (c)  Paid the charge, if any, for making the substitution;

     (d) Furnished written consent by the assignee, if any, to the substitution of this Policy; and

2.   the conditions set forth below are met.

CONDITIONS OF SUBSTITUTION
The amended coverage will become effective on the substitution date provided the initial premium to continue the amended coverage is paid no later than such substitution date. The Effective Date of coverage for the new Insured Employee will be the same as the Effective Date for the substituted Insured Employee.

Premiums charged for the amended coverage will be according to Our rates in effect for the new Insured Employee's attained age.

The Specified Amount and Death Benefit Option under the amended coverage on the life of the new Insured Employee will be the same as on the substituted Insured Employee at the time of substitution, unless otherwise agreed to by the Owner and Us. The Specified Amount as shown in the Exhibit of Insureds may be subject to upward adjustment if such is required by the Internal Revenue Code to maintain the amended Policy as a life insurance contract. Monthly deductions under the amended coverage will commence based on the new Insured Employee's attained age. The initial cash value of the amended coverage will be the same as the then current cash value of this Policy less (a) the portion of the monthly deduction allocated to the new Insured Employee for the Policy Month following the substitution date and (b) any charges, not to exceed $250, for making the substitution and issuing the amended coverage.

The amended coverage may include provisions for any type of supplementary benefits being issued by Us at the new Insured Employee's attained age on the substitution date with the type of policy applied for, subject to Our rules then in effect for including such benefits.

The periods with respect to the new Insured Employee specified in the "Suicide" and "Incontestability" provisions of the amended policy will be measured from the substitution date.

Unless provided otherwise, the Owner of this Policy will be the Owner and the Beneficiary of the amended policy.

TERMINATION
This rider and all rights provided under it will terminate automatically upon whichever of the following occurs first:

1. Nonpayment of any premium for the amended coverage when due or within the grace period for such premium,

2.   Surrender or other termination of this Policy, or

3.   The date when paid-up insurance becomes effective under this Policy.

POLICY PROVISIONS
Except as provided above, this rider is subject to all the terms of this Policy.

LR493                                                                         NY
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EFFECTIVE DATE
This rider becomes effective as of its date of issue which is the Date of Issue of this Policy unless a later date is shown here.

This Rider is attached to and made a part of this Policy. It is signed for LLANY on its Date of Issue.

Issued by Lincoln Life & Annuity Company of New York.


                                /s/ John H. Gotta

LR493                                                                         NY